Exhibit 18

KAPPES, CASSIDAY & ASSOCIATES

7950 Security Circle

Reno, Nevada  89506

Telephone: (775) 972-7575

Fax: (775) 972-4567

CONSENT OF EXPERT

March 10, 2009

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Northwest Territories

Registrar of Securities, Nunavut

Registrar of Securities, Yukon

United States Securities and Exchange Commission

Re:

Annual Information Form dated March 10, 2009 (the “Annual Information Form”) of Minefinders Corporation Inc. (the “Company”).

We refer to our report entitled "Technical Report For the Dolores Heap Leach Project In Mexico" dated April 11, 2006 (the "Report") as referenced in the Annual Information Form and documents incorporated by reference therein.

We hereby consent to the use of our firm name and our Report in the Annual Information Form and in documents incorporated by reference therein.

We confirm that we have read the Annual Information Form and we have no reason to believe that there are any misrepresentations that are derived from our Report referred to above or that are within our knowledge as a result of the services we performed in connection with such Report.

We consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F dated March 10, 2009, and any amendment thereto,  including post-effective amendments and as part of a post-effective amendment to the Company’s Form F-10, to incorporate the Company’s Form 40-F dated March 10, 2009.

[Signature page follows]

Yours truly,

KAPPES, CASSIDAY & ASSOCIATES

Per:

/s/ Daniel W. Kappes

Name:

Daniel W. Kappes

Position:

President